EXHIBIT 21

LIST OF SUBSIDIARIES

Jurisdiction
of Incorporation or
Subsidiary	Organization

HDN Development Corporation	Kentucky
HDN Motor Coach, LLC	North Carolina
Krispy Kreme Asia Pacific Ltd.	Hong Kong
Krispy Kreme Canada, Inc.	North Carolina
Krispy Kreme Doughnut Corporation	North Carolina
North Texas Doughnuts, L.P.	Texas
Northeast Doughnuts, LLC	North Carolina
Panhandle Doughnuts, LLC	North Carolina